CUSIP No. 892231101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

892231101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231101

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,518,827
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,518,827

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The percentage used above is calculated based on 12,964,312 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) November 9, 2022.

CUSIP No. 892231101

1	NAMES OF REPORTING PERSONS SOF Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,860
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,860

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The percentage used above is calculated based on 12,964,312 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) November 9, 2022.

CUSIP No. 892231101

1	NAMES OF REPORTING PERSONS SOF Investments, L.P. - Private V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,342,967
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,342,967

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,342,967
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentage used above is calculated based on 12,964,312 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) November 9, 2022.

CUSIP No. 892231101

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,518,827
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,518,827

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentage used above is calculated based on 12,964,312 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) November 9, 2022.

CUSIP No. 892231101

Item 1(a)	Name of Issuer:

The name of the issuer is Townsquare Media, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at One Manhattanville Road, Suite 202, Purchase, New York 10577.

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), SOF Investments, L.P. (“SOF Investments”), SOF Investments, L.P. - Private V (“SOF Investments Private V”) and Michael S. Dell (collectively, the “Reporting Persons”).

The securities reported herein are owned directly by SOF Investments and SOF Investments Private V. MSD Capital is the general partner of SOF Investments and SOF Investments Private V and may be deemed to beneficially own securities owned by SOF Investments and SOF Investments Private V. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of Gregg R. Lemkau and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Lemkau and Lisker disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which is filed with this Amendment No. 2 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Capital, SOF Investments, and SOF Investments Private V is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

Each of MSD Capital, SOF Investments., and SOF Investments Private V, is organized as a limited partnership under the laws of the State of Delaware.

Mr. Dell is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

892231101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

CUSIP No. 892231101

Item 4	Ownership:

A.	MSD Capital, L.P.

(a)	Amount beneficially owned: 1,518,827

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,518,827

(iii)	Sole power to dispose or direct the disposition: -0-

(iv	Shared power to dispose or direct the disposition: 1,518,827

B.	SOF Investments, L.P.

(a)	Amount beneficially owned: 175,860

(b)	Percent of class: 1.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 175,860

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 175,860

C.	SOF Investments, L.P. - Private V

(a)	Amount beneficially owned: 1,342,967

(b)	Percent of class: 10.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,342,967

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,342,967

D.	Michael S. Dell

(a)	Amount beneficially owned: 1,518,827

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,518,827

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,518,827

CUSIP No. 892231101

E.	MSD Capital Management LLC

(a)	Amount beneficially owned: 1,518,827

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,518,827

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,518,827

F.	Gregg R. Lemkau

(a)	Amount beneficially owned: 1,518,827

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,518,827

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,518,827

G.	Marc R. Lisker

(a)	Amount beneficially owned: 1,518,827

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,518,827

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,518,827

CUSIP No. 892231101

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 892231101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 13, 2023

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Marc R. Lisker, Manager

SOF Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Marc R. Lisker, Manager

SOF Investments, L.P. - Private V

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSDC Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Marc R. Lisker, Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Marc R. Lisker, Attorney-in-Fact

CUSIP No. 892231101

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 13, 2023.